Part II, Item 4(a):

BCI connects to other Trading Centers through its order router. The following Trading Centers other than LX are accessible through BCI: BOFA Instinct X, Cboe BYX, Cboe BZX, NYSE ~~Chicago~~ Texas, Cboe EDGA, Cboe EDGX, IEX, IntelligentCross, JPM-X, Liquidnet H2O, NASDAQ, NASDAQ BX, NASDAQ PSX, NYSE, NYSE Arca, NYSE American, NYSE National, BIDS, Blockcross, CODA Markets, Fidelity CrossStream, Instinet CBX, Virtu Posit, LeveL, MS Pool, UBS ATS, Virtu Matchit, Citadel Connect, Jane Street JX, Virtu VEQ Link, ASPEN, XTX, LTSE, MEMX, MIAX, BNP Cortex, GS Sigma X, OneChronos, Hudson River Trading, Tower Research Capital, 24X National Exchange. Those Trading Centers, or the Broker-Dealer Operators of those Trading Centers, may also route orders to LX. They do not do so on a preferential basis and there is no obligation on either the Trading Center or BCI to route orders. LX treats each of the foregoing Trading Centers in the same manner as other ATS Subscribers.

Part II, Item 6(a):

Barclays does not have any personnel solely responsible for LX. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of a Subscriber's contemporaneous interests in the same or additional live orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential trading information. The foregoing notwithstanding, Barclays does not consider post-execution information to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential trading information. Barclays also does not consider any post-execution information when used by its finance, settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential trading information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. Below is a summary of the shared personnel that service both LX and BCI or a BCI Affiliate.

ELECTRONIC TRADING DEPARTMENT. The Electronic Trading Department is responsible for the management, development and maintenance of all of Barclays' electronic trading products, including LX, the order router and algorithms. The Electronic Trading Department is part of the Barclays Equities business, but is separate and apart from the Equities Trading Desks that manage the risk books of BCI. Within the Electronic Trading Department are the Service Desk, those members of the Statistical Modeling and Development ("SMAD") group dedicated to the development of Equities products, the Electronic Product Development team ("Product Development") and dedicated Electronic Sales and Origination personnel. Each of the groups within the Electronic Trading Department have different levels of visibility of confidential trading information based on their designated role.

SERVICE DESK: Service Desk personnel are responsible for addressing customer inquiries related to their electronic order flow (including orders in LX), setting and monitoring client market access limits, implementing Subscriber elections to opt-in or opt-out of ATS functionalities, monitoring the operation of LX and potentially engaging in an emergency shutdown of LX. The Service Desk also manages BCI's error account trading book. Service Desk personnel have access to all live order and execution details in LX. Service Desk personnel also have the ability to review post-trade order and execution information for transactions in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist clients with any issues while trading.

SMAD AND PRODUCT DEVELOPMENT. SMAD is responsible for development, analytics and testing of Barclays' electronic products, including its algorithms and order router. Product Development is responsible for the development of new, and enhancements to existing, electronic trading products. Product Development is also responsible for compiling and analyzing statistics and metrics related to the ATS, including relating to Liquidity Profiling, described in Part III, Item 13. Both SMAD and Product Development have access on a post-execution basis to order and execution information in LX. The purpose of such access for SMAD is, among other things, for conducting execution quality analysis for clients as well as for monitoring for compliance with BCI's best execution obligations. Additionally, both SMAD and Product Development have access in order to analyze the potential for and implementation of product improvements.

ELECTRONIC SALES AND ORIGINATION: Electronic Sales and Origination personnel assist with sales coverage of clients and analysis related to client requests from both Subscribers to LX and other electronic clients of BCI. Electronic Sales and Origination personnel who cover clients that trade through a direct connection to LX have the ability to generate and provide LX direct Subscribers with post-trade reports of their activity in LX and the ability to review client activity on a post execution basis. Similarly, where a client places an order using Barclays' algorithms or order router (or asks Electronic Sales and Origination personnel to do so on their behalf), Electronic Sales and Origination personnel have the ability to monitor the orders and the resulting executions, including executions taking place in LX.

ELECTRONIC TRADING SENIOR MANAGEMENT. Senior management within the Electronic Trading Department are responsible for the operations of LX as well as the operations of the Electronic Trading Department as a whole. Electronic Trading Senior Management may have access to all of the information available to any member of the Electronic Trading Department. All members of the Barclays' Electronic Trading Department may also assist with the operation of LX by providing ideas for the design of LX.

CHIEF CONTROLS OFFICE. Certain personnel within the Chief Control Office are responsible for assisting the Electronic Trading Department with the development and implementation of governance and control processes related to LX. These personnel within the Chief Control Office have access on a post-execution basis to order and execution information in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist with the development and enforcement of governance controls.

EQUITIES QPS PERSONNEL. Barclays QPS business unit is a part of Barclays' broader prime brokerage offering. QPS offers electronic execution services (including use of Barclays' algorithms and order router) to Barclays' prime brokerage clients. Members of the QPS group can view the orders and executions of QPS covered Subscribers executing via the SubM product suite, whether they are targeting LX directly or entering orders through Barclays' algorithms or order router. Additionally, certain members of QPS responsible for conducting cost analysis have visibility of all order and execution information related to trading in LX for all Subscribers that utilize Barclays' algorithms or order router.

EQUITIES SALES AND TRADING. Barclays' Equities Sales and Trading personnel outside the Electronic Trading Department have limited ability to view Subscriber confidential trading information.

EQUITIES SALES. Barclays Equities Sales who place and execute a client's order using Barclays' algorithms and order router (which may then place orders in LX as well as other venues) have the ability to monitor the orders and resulting executions. Equities Sales personnel do not otherwise have the ability to (1) view client electronic trading flow, unless a client specifically requests such coverage, or if a client otherwise authorizes visibility, or (2) view the trading flow of clients who route orders to LX through a direct connection.

EQUITIES TRADING. Barclays' Equities Trading Desks have the ability to execute a client's order using Barclays' algorithms and order router. When a trading desk places a client's order in Barclays' algorithms and order router, that desk as well as the client's sales coverage have the ability to monitor that individual order and resulting executions, including any executions in LX. Barclays' Equities Trading Desks managing the risk books of the firm do not otherwise have the ability to (1) view clients' electronic trading flow, unless a client authorizes visibility, e.g., through the use of a trading product or upon client consent; or (2) view the trading flow of clients who route orders to LX through a direct connection.

BARCLAYS SENIOR MANAGEMENT. On a post-execution basis, senior management of Barclays, BCI and the Equities business are able to view client electronic trading revenue, aggregate execution information and, where necessary, trade details. Additionally, certain senior management personnel may view order information in accordance with Barclays' internal controls and approval process.

TECHNOLOGY. Various technology-related groups within Barclays (including development teams within Barclays' "Build the Bank" or "BTB" group and application support teams within Barclays' "Run the Bank" or "RTB" group) are responsible for the technological implementation, operation and stability of all of Barclays' systems, including the systems of BCI. A dedicated subset of these groups serve as developers or network engineers for LX and are responsible for reviewing and testing LX's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to LX's real-time production environment. Accordingly, a small number of technology-oriented personnel have the ability to access Subscriber order and execution information.

BEST EXECUTION WORKING GROUP. BCI's Best Execution Working Group meets periodically to review execution and routing metrics of BCI and assess its compliance with its general duty of "best execution". BCI's Best Execution Working Group is comprised of senior members of the Electronic Trading Department, Equities Senior Management, Equities Sales Supervisors, Chief Controls Office, Electronic Trading Compliance and Equities Legal. The Best Execution Working Group evaluates execution metrics across all Trading Centers to which Barclays routes orders, including LX. As a part of their review, members of the Best Execution Working Group will receive aggregate statistics related to execution and historic order details related to the routing of orders to LX, including volume statistics of transactions in LX over a trailing 12-month period. Members of the Best Execution Working Group do not receive information about live orders or specific client executions.

ATS GOVERNANCE FORUM. The ATS Governance Forum reviews the operation of LX, the effectiveness of LX's risk and control framework and the adequacy of client disclosures related to LX. The ATS Governance Forum also reviews LX's Liquidity Profiling framework and considers the appropriateness of any Overrides (each, as described in Part III, Item 13). The ATS Governance Forum is comprised of representatives from the Service Desk, Electronic Sales and Origination, Electronic Product Development, Chief Controls Office, Technology, Electronic Trading Compliance and Equities Legal. The ATS Governance Forum receives information on the Liquidity Profiling categories of specific Subscribers and may receive post trade execution information. The ATS Governance Forum uses this information in furtherance of its governance control and oversight purpose.

CONTROL FUNCTIONS. Personnel within Compliance, Audit, Risk, and Legal departments can service both the operations of LX and other business units of BCI or its Affiliates. Personnel within these groups are employed by Barclays Services Corporation or a foreign affiliate, not the Broker-dealer Operator. Personnel within these groups have the ability to view order information on a post-execution basis for surveillance, rule compliance and monitoring purposes. They also may request real-time order, execution and revenue information on an as needed basis.

MARKETING: Employees in Equities Marketing have access to Marketing Materials related to LX which may contain Subscriber Confidential Trading Information. This access is related to the tracking of and responding to subscriber requests for information and involves only post-trade Confidential Trading Information.

OTHER GROUPS. Client Onboarding, Finance (related to Business Managers who were previously part of the Electronic Trading Department or Equities Sales and Trading), Middle Office and Operations may also have access to Subscriber information. Client On-boarding is privy to information regarding Barclays' on-boarded Equities customers, which customers have access to Barclays' algorithms and order router and which customers have a direct connection to LX. While not considered confidential trading information, Finance, Middle Office and Operations personnel, including third-party service providers as further described in Part III, Item 22, have access to execution settlement information, including information relating to executions that took place in LX.

The personnel mentioned above are not permitted to use the information they have access to for unauthorized purposes.

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BARCLAYS GROUP US INC.	DE	OWNS BARCLAYS CAPITAL INC.	12/1999	E	Y	N	13-3249618
O'CONNOR, CLAIRE SCHOLZ	I	BOARD DIRECTOR	09/2018	NA	Y	N	1907247
ROGOFF, BRADLEY WAYNE	I	HEAD OF RESEARCH	10/2024	NA	N	N	4569545
JAISING, RAHUL	I	ROSFP - PRIME SERVICES	08/2013	NA	N	N	4754959
MATHIS, CAROL PEDERSEN	I	CHIEF FINANCIAL OFFICER	12/2020	NA	N	N	4322657
ABREU, JULIAN JAVIER	I	ROSFP - PRIME SERVICES	03/2019	NA	N	N	5160018
WESTWOOD, JAI	I	CHIEF OPERATIONS OFFICER	08/2024	NA	Y	N	4611538
MOGAVERO, ANDREW MICHAEL	I	CHIEF EXECUTIVE OFFICER	05/2024	NA	Y	N	3247485
ZACHARIA, ZACHARIA	I	CHIEF COMPLIANCE OFFICER	05/2019	NA	N	N	2440444

SMITH, JULIETTE SARA	I	CHIEF LEGAL OFFICER	02/2021	NA	N	N	5696210
MAYER, ANTHONY EDWARD	I	CHIEF RISK OFFICER	08/2025	NA	N	N	8132690
~~BANCONE, ANTHONY~~	~~I~~	~~ROSFP - DISTRIBUTION~~	~~08/2013~~	~~NA~~	~~N~~	~~N~~	~~1790892~~
~~SHALA, LUAN~~	~~I~~	~~BOARD DIRECTOR~~	~~05/2021~~	~~NA~~	~~Y~~	~~N~~	~~4543214~~